Exhibit 99.1

News Release
For immediate release Calgary, Alberta June 14, 2011 TSX: OPC

OPTI Canada Provides Update on Interest Payments due June 15, 2011

OPTI Canada Inc. (OPTI or the Company) announced today that the Company will not make the scheduled payment of interest, totalling US$71 million in the aggregate, due on June 15, 2011, on its US$1 billion 8.25 percent Senior Secured Notes and US$750 million 7.785 percent Senior Secured Notes (collectively, the “Secured Notes”). The failure to pay the interest on the Secured Notes does not constitute an event of default at this time. The Indentures for the Secured Notes provide OPTI a 30-day cure period, ending July 15, 2011, to make the US$71 million interest payment.

The Company further announced that it will make the scheduled payment of interest, totalling US$24 million, due on June 15, 2011, on its US$525 million First Lien Notes.

OPTI’s cash and cash equivalents as of June 15, 2011 is approximately $220 million after giving effect to the interest payment of US$24 million on its US$525 million First Lien Notes. In addition, we hold restricted cash of US$73 million in an interest reserve account associated with our US$300 million First Lien Notes.

OPTI’s Board of Directors and management continue to work with the Company’s advisors, Lazard Frères & Co. LLC, Scotia Waterous Inc. and TD Securities Inc., to review strategic alternatives available for the Company to address its overall leverage position. Strategic alternatives may include a capital structure adjustment, capital market opportunities, asset divestitures and/or a corporate sale, merger or other business combination. A capital structure adjustment may include debt for equity exchanges or conversions, which may be combined with raising additional capital.

There can be no assurance that any transaction will occur or, if a transaction is undertaken, as to its terms or timing. The Company remains highly leveraged and we may determine that a capital structure adjustment of the balance sheet is prudent in order for the Company to meet its obligations and to be able to participate in future development. If a capital structure adjustment is pursued, there is a risk that it could be executed on terms that could be highly detrimental to existing equity holders.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada. Our first project, the Long Lake Project, plans for approximately 72,000 barrels per day (bbl/d), on a 100 percent basis, of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses our proprietary OrCrude™ process, combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™). Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

FORWARD-LOOKING INFORMATION

All amounts are in Canadian dollars unless specified otherwise. Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the planned level of bitumen (oil) production and PSC™ production at the Long Lake Project and the expected selling price of the PSC™. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. Actual events or results may differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the availability and costs of financing; oil prices and market price for PSC™ and Premium Synthetic Heavy; and foreign currency exchange rates and derivative instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form, filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies. Additional information relating to our Company can be found at www.sedar.com.

For further information please contact:
Krista Ostapovich, Investor Relations
(403) 218-4705
ir@opticanada.com

OPTI Canada Inc.
Suite 1600, 555 – 4th Avenue SW
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425